August 7, 2025

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer
ZimVie Inc.
4555 Riverside Drive
Palm Beach Gardens, Florida 33410

       Re: ZimVie Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K filed February 26, 2025
           Response dated August 5, 2025
           File No. 001-41242
Dear Richard Heppenstall:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services